02042609

centrica

*taking care of the essentials*

SUPPL

82-4578

**FAX MESSAGE**

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 16 July, 2002 |
| **At:** | 001 202 942 96 24 | **Ref:** | Stock Exchange Announcement |
| **From:** | Barbara Child | **No. of pages** (incl. this one) | 3 |

02 JUL 16 AM 12:25

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

**Please find following a Stock Exchange Announcement recently released.**

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Regards

Barbara Child

dlo 7/16



**Secretariat** 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

15 July, 2002

**Centrica plc**
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc Centrica plc – recent market speculation**
**Rule 12g 3-2 (b) File No 82-4518**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Barbara Curtis

For and on behalf of
Centrica plc

Enc. 1

**CENTRICA plc**

15th July 2002

The Board of Directors of Centrica plc has noted recent market speculation and dismisses any such speculation as being without foundation.

Prior to the announcement of Centrica's Interim Results for the six months to 30th June 2002, the Board believes that it is appropriate to clarify specific issues which appear to have given rise to market speculation.

The Board is confident that Centrica's accounting policies and their application together with its financial and risk management controls are entirely appropriate for its businesses.

The Board has no plans to curtail its energy trading activities in the UK, Continental Europe or North America. These activities are primarily undertaken to support the downstream customer focused businesses and we are confident of their continuing contribution to the Group results. The Board has set appropriate counter-party exposure levels and value at risk limits for the Group as a whole. The value at risk limit is currently £25 million and as at Friday 12th July the Group was operating well below that limit. In respect of Duke Energy the Group's counter-party exposure is less than £5 million.

Yesterday's announcement of the acquisition of customers in Pennsylvania and Ohio from New Power Holdings, Inc. reinforces the Board's commitment to North America. The decision by the Texas Public Utility Commission to postpone approvals for tariff increases was not unexpected and will not materially affect Centrica's growth ambitions in North America.

The Board also wishes to confirm that it has no plans to issue any shares for cash.

Finally, the Board confirms that it is confident that the Company's track record of meeting market expectations will continue.

lgd/dg/15.7.02. 08:19